June 29, 2007
Michael A. Szkodzinski
617-951-7752
617-235-0732 fax
Michael.Szkodzinski@ropesgray.com
VIA EDGAR
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549
Attn:	Laura Hatch Linda Stirling
Re: GMO Trust (File Nos. 2-98772 and 811-04347)
Ladies and Gentlemen:
On June 8, 2007, Laura Hatch (Tel.: 202-551-6957) of the staff of the Securities and Exchange Commission (the “SEC”), provided oral comments to Michael Szkodzinski relating to GMO Trust (the “Trust”) on the Trust’s (i) Post-Effective Amendment No. 127 under the Securities Act of 1933, as amended, and Post-Effective Amendment No. 156 under the Investment Company Act of 1940, as amended (the “1940 Act”), to the Trust’s Registration Statement on Form N-1A (“Amendment No. 127/156”). On June 12, 2007, Linda Stirling (Tel.: 202-551-6941) of the staff of the SEC provided additional oral comments to Michael Szkodzinski and Timothy Collins relating to Amendment No. 127/156.
Certain comments were addressed to the staff’s satisfaction during the conversations. Responses to the remaining comments are set forth below.
June 8 Comments from Ms. Hatch
1)	The requested change on page 68 of the Multi-Class Prospectus regarding the annual Fund operating expenses for Short-Duration Collateral Share Fund has been made.

2)	Footnote 6 on page 90 of the Multi-Class Prospectus relating to GMO Alpha Only Fund has been clarified as requested.

3)	In response to Ms. Hatch’s request for a supplemental explanation of language describing an exclusion from the Manager’s expense reimbursement undertaking, we note that fees and expenses for counsel to the independent trustees of the Trust are not included in the expense reimbursement undertaking as the independent trustees have the authority to engage counsel and to determine the scope of such services, which are paid by the Trust.

Securities and Exchange Commission	-2-	June 29, 2007
June 12 Comments from Ms. Stirling
4)	A definition of total return has been added on the first page of each prospectus.

5)	In response to Ms. Stirling’s question regarding the investment objective of GMO Emerging Markets Opportunities Fund, we note that some of the fund’s investments generate current income in the form of dividends. The financial highlights in the Multi-Class Prospectus include the fund’s distributions for each period, including net investment income and net realized and unrealized gain (loss).

6)	The change from “an agency” to “a governmental agency” on page 51 of the Multi-Class Prospectus has been made as requested.

7)	In response to Ms. Stirling’s comment on the “Fund of Funds Risk” in the section “Principal risks of investing in the Fund” on the first page of the fund summary (see, e.g., page 34 of the Multi-Class Prospectus) a sentence has been added stating that “[i]n addition, the fees and expenses associated with an investment in the Fund will be less predictable and may potentially be higher than fees of funds that only invest in less expensive asset classes.”

8)	In response to Ms. Stirling’s question regarding GMO International Opportunities Equity Allocation Fund’s investment universe and Rule 35d-1, the Multi-Class prospectus has been revised to clarify that the fund’s primary exposure is to foreign equity securities and that the fund also may invest in foreign fixed income securities, U.S. fixed income securities, as well as the investment returns of commodities, and, from time to time, other alternative asset classes.
If you have any questions or require any clarification concerning the foregoing, please call me at 617-951-7752.
Very truly yours,
/s/ Michael A. Szkodzinski
Michael A. Szkodzinski
cc:	J.B. Kittredge, Esq.
Jason Harrison, Esq.
Thomas R. Hiller, Esq.
Elizabeth J. Reza, Esq.
Timothy R. Collins, Esq.

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